Eaton Corporation plc
2017 Annual Report on Form 10-K
Item 15(b)
Exhibit 18
Change in Accounting Principles Preferability Letter

February 28, 2018

Board of Directors
Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland

Ladies and Gentlemen:

Notes 1 and 14 to the consolidated financial statements of Eaton Corporation plc included in its Form 10-K for the year ended December 31, 2017 describe a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for certain inventory in the United States. There are no authoritative criteria for determining a “preferable” inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

 /s/ Ernst & Young LLP
Cleveland, Ohio